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                               February 10, 2023

       Eva Yuk Yin Siu
       Chairlady of the Board & CEO
       Neo-Concept International Group Holdings Ltd
       10/F, Seaview Centre
       No.139-141 Hoi Bun Road
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Neo-Concept
International Group Holdings Ltd
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
1, 2023
                                                            CIK Number
0001916331

       Dear Eva Yuk Yin Siu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted February 1, 2023

       Related Party Transactions, page 100

   1. Please update your disclosure to reflect any transactions with related parties up to the date of the prospectus.
 Eva Yuk Yin Siu
FirstName LastNameEva
            InternationalYuk YinHoldings
                                 Siu
Neo-Concept               Group           Ltd
Comapany10,
February  NameNeo-Concept
            2023             International Group Holdings Ltd
February
Page 2 10, 2023 Page 2
FirstName LastName
Index to Consolidated Financial Statements, page F-1

2. We note from the cover page that this is your initial public offering and that prior to this offering there has been no public market for your Ordinary Shares. Please tell us how you considered the guidance in Item 8.A.4 of Form 20-F and the instructions relating to that
         Item when updating your financial statements. To the extent you are able to make the representations outlined in the guidance and intend to comply with the 15-month update requirement, please file the required representations as an exhibit to the registration statement.
Schedule 1 - Parent Only Financial Information, page S-1

3. Revise to briefly explain why the condensed parent company only financial information is expressed in United States dollars. Tell us why the amount presented here for Ordinary
         Shares of the parent company is different from the US$1,118 shown on the interim consolidated balance sheet on page F-29, or revise to resolve the inconsistency.
       You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing